UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2021

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements and the accompanying notes thereto of Pyxis Tankers Inc. (the “Company”) as of and for the three-month periods ended March 31, 2021 and 2020.

Attached as Exhibit 99.2 to this Report on Form 6-K is a copy of the $13.5 million secured loan agreement dated July 9, 2021 between the Company and Vista Bank (Romania) S.A.

Attached as Exhibit 99.3 to this Report on Form 6-K is an amendment dated June 25, 2021 to the Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333-256167), initially filed with the U.S. Securities and Exchange Commission on May 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: July 12, 2021

Exhibit Number	Document

99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements as of and for the three-month periods ended March 31, 2021 and 2020.

99.2	$13.5 Million Secured Loan Agreement dated July 9, 2021 between the Company and Vista Bank (Romania) S.A.

99.3	Amendment dated June 25, 2021 to the Loan Agreement dated July 8, 2020 by and between Alpha Bank S.A., as lender, and Seventhone Corp., as borrower.